Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

(215) 564-8198

August 4, 2015

Filed Via EDGAR (CIK #0001618627)
Keith A. Gregory, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	PENN Capital Funds Trust (the “Trust”)
(File Nos. 811-23011 and 333-200168)

Dear Mr. Gregory:

On behalf of the above-referenced Trust, submitted herewith via the EDGAR system, please find the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided with regard to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the Commission on April 30, 2015 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “First Amendment”).  The Registration Statement and the First Amendment have been filed in order to register the PENN Small/Mid Cap Equity Fund, PENN Mid Cap Equity Fund, PENN High Yield Fund and PENN Senior Floating Rate Income Fund series of shares of the Trust (each a “Fund” and, collectively, the “Funds”).  Each comment from the Staff is reproduced below, followed by the Trust’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

PROSPECTUS

1.           Comment: Please clarify, if accurate, that the expense example applies whether a shareholder holds or redeems shares of the Fund. See Item 3 of Form N-1A.

Response:  The Trust respectfully believes the current disclosure in the expense example narrative explanation is consistent with the requirements of Item 3 of Form N-1A and current industry practice.  Pursuant to Instruction 4(f) to Item 3 of Form N-1A, the Trust has omitted

U.S. Securities and Exchange Commission
August 4, 2015

disclosure regarding the costs a shareholder would bear if he did not redeem his shares (i.e., held his shares) because no sales charge (load) or other fee is charged upon redemption.  Therefore, no changes to the expense example narrative explanation have been made in response to this comment.

2.           Comment: In the Summary Section, the disclosure indicates that a Fund will seek to achieve its investment objective by investing, under normal circumstance, at least 80% of its net assets in the securities suggested by its name. Please revise this policy for each Fund to provide that, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name. See Rule 35d-1 under the 1940 Act.

Response:  Because the Funds do not currently engage in borrowing for investment purposes, the Trust believes that Prospectus disclosure specifically relating to the impact of borrowings for investment purposes would be potentially misleading and confusing to shareholders as it would imply that the Funds do engage in such activities.  Further, the inclusion of the requested disclosure plus additional clarifying disclosure regarding the Funds’ borrowing practices would obscure the Funds’ principal investment strategies disclosure.  The “Policy Regarding Fund Names” section of the SAI clearly states that the term “net assets” means the Fund’s net assets, including any borrowings for investment purposes, consistent with SEC requirements.  Therefore, the Trust has respectfully declined to make the requested change.

3.           Comment: Please disclose that the PENN High Yield Fund and PENN Senior Floating Rate Income Fund can invest in debt instruments of any maturity.

Response:  The disclosure has been revised as requested.

4.           Comment: Please clarify whether the PENN Senior Floating Rate Income Fund intends to invest primarily in instruments that are U.S. dollar denominated and whether the Fund may invest in instruments denominated in foreign currencies.

Response:  In response to your comment, the following disclosure has been added to the PENN Senior Floating Rate Income Fund Summary Section:

The Fund intends to invest in instruments that are U.S. dollar denominated.

As the Fund does not currently intend to invest in instruments denominated in foreign currencies, no such disclosure has been included in the Prospectus.

U.S. Securities and Exchange Commission
August 4, 2015

5.           Comment: Please clarify whether the PENN Senior Floating Rate Income Fund will invest primarily in below-investment grade floating rate senior instruments.  The Staff notes that floating rate senior instruments are typically issued by issuers with below-investment grade ratings, and the initial N-1A filing indicated that the Fund primarily invests in below-investment grade senior floating or adjustable rate bank loans of domestic and foreign issuers.

Response:  In response to your comment, the fifth sentence under “Principal Investment Strategies” in the PENN Senior Floating Rate Income Fund Summary Section has been revised as follows:

The Fund intends to invest primarily in below-investment grade loans and instruments, including debt obligations issued by real estate investment trusts (“REITs”), bonds, notes and debentures, but may also invest in investment grade loans and instruments.

6.           Comment: The PENN Senior Floating Rate Income Fund Summary Section provides the following:

Floating rate coupons are typically set using the London Inter-Bank Offered Rate (“LIBOR”) plus the spread.  The coupon determines the periodic interest payment that the loan holder will receive.  Some loans contain a “LIBOR Floor,” which sets a minimum level on which to base the calculation of the coupon.  Other loans do not contain a LIBOR Floor, and those coupons typically will be the sum of the 3-month market rate of LIBOR plus the spread.

Please clarify the meaning of “plus the spread.”

Response:  Clarifying disclosure has been added as requested.

7.           Comment: In the “How to buy, sell, exchange and transfer shares” section of the Prospectus, please include additional disclosure regarding the definition of the term “good order.”

Response:  Additional disclosure has been added as requested.

8.           Comment: With respect to the “Supplemental Investment Advisor Performance Information” section of the Prospectus, please clarify that all of the Related Accounts included in the Related Account Composites were managed by the Advisor.

Response:  The disclosure has been revised as requested.

9.           Comment: Please supplementally confirm that the Advisor did not manage other funds or accounts with substantially similar investment objectives, policies and strategies that are not included in the Related Account Composites.  If the Advisor did manage other funds or accounts with substantially similar investment objectives, policies and strategies that are not included, please either (a) include them in the Related Account Composites, or (b) provide an explanation why such funds/accounts were excluded and confirm that their exclusion does not cause the Related Account Composites to be misleading.

U.S. Securities and Exchange Commission
August 4, 2015

Response:  All funds or accounts managed by the Advisor with substantially similar investment objectives, policies and strategies as the Fund are included in the Related Account Composite.

10.           Comment: Please clarify the source of the related performance information and identify the adviser that achieved the related performance.

Response:  The disclosure has been revised as requested.

11.           Comment: Please revise the caption to each of the Related Account Composite tables to make it clear that the performance information presented is the historical performance information of the Related Account Composite, and not the performance of the Fund.

Response:  The disclosure has been revised as requested.

12.           Comment: Please supplementally confirm that the Advisor has the records to support the calculation of the performance of the Related Account Composites as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Trust confirms that the Advisor has the records to support the calculation of the performance of the Related Account Composites as required by Rule 204-2(a)(16) under the Advisers Act.

13.           Comment: The disclosure indicates that there are a number of differences between the Funds and the Related Accounts, and that differences in asset sizes and in cash flows resulting from purchases and redemptions of Fund shares may result in different security selections, differences in the relative weightings of securities or differences in the price paid for particular Fund holdings.  Please disclose that such differences do not alter the conclusion that the Related Accounts and Funds have substantially similar investment objectives, policies and strategies.

Response: The disclosure has been revised as requested.

14.           Comment: Please clarify the meaning of “Net of Fees” in the Related Account Composite tables.

Response: The disclosure has been revised as requested.

15.           Comment: The disclosure indicates that “[t]he performance figures for the Related Account Composites reflect the deduction of management fees and other expenses of the Related Accounts during the periods shown, and not the management fee and other expenses payable by the Funds.”  Please disclose that the performance figures are shown on a “net” basis and clarify what that means.

Response: The disclosure has been revised as requested.

U.S. Securities and Exchange Commission
August 4, 2015

16.           Comment: Please clarify the type of independent verification that was conducted on the Related Account Composite performance data and identify the independent verifier.  Please include a consent from the independent verifier as an exhibit to the Registration Statement.

Response: ACA Compliance Group, an independent third-party verifier, has verified the Related Account Composite performance data through December 31, 2014 in accordance with GIPS® standards.  The Trust will file a consent from ACA Compliance Group as an exhibit.

17.           Comment: Please restate the performance information in the Related Account Composite “Average Annual Total Returns as of December 31, 2014” tables to show performance net of fees.

Response: The performance information has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

18.           Comment: Please confirm that derivatives will be valued at market/fair value rather than notional value for the purposes of each Fund’s 80% policy.

Response:  For purposes of determining compliance with its Rule 35d-1 80% policy (a “Rule 35d-1 Policy”), a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. The Trust notes that, as a practical matter, the Funds typically will satisfy such policies by using the market values of their derivatives contracts. However, the Trust respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the only appropriate measure for determining compliance with a Rule 35d-1 Policy. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies.

19.           Comment: Please revise the sentence regarding the application of percentage limits to illiquid securities to indicate that this policy should not be limited to the time of purchase of such securities.

Response: The Trust respectfully acknowledges your comment; however, it believes the sentence cited above is consistent with applicable Commission guidance and current market practice. In accordance with the Commission guidance, the Funds may invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of a Fund’s net assets to be invested in all such illiquid or not readily marketable securities. See Revisions of Guidelines to Form N-1A, Investment Company Act Release No. 18612 (March 20, 1992) (“[t]he revised Guidelines will permit a mutual fund to invest up to 15% of its net assets in illiquid securities).  When the limitation on illiquid securities was increased from 10% to 15%,

U.S. Securities and Exchange Commission
August 4, 2015

the Commission stated that it “expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained …. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity” (emphasis added). See Revisions of Guidelines to Form N-1A.  While the Commission guidance regarding this limitation suggests that a fund that has reached the 15% limit should consider corrective measures in light of its obligation to maintain liquidity, such guidance does not require automatic corrective measures to reduce the percentage of illiquid securities to 15% when that limit is exceeded due to outflows, market changes or other circumstances (emphasis added).

Therefore, the Funds’ 15% limitation is measured at the time of purchase, and a Fund is not required to sell securities if they become illiquid; however, to the extent the Fund’s illiquid holdings exceed 15% of its assets, the Advisor may take corrective action when such action is in the best interests of the Fund and its shareholders. The Advisor is not, however, required to dispose of portfolio securities immediately, as suggested by the Staff’s interpretation, if the Fund and its shareholders would unnecessarily suffer losses as a result of such a fire sale (see Investment Company Act Release No. 13380 (July 18, 1983)).  Clarifying revisions have been made to the Statement of Additional Information (“SAI”) consistent with the foregoing.

20.           Comment: The “Mortgage-Backed Securities” section of the SAI provides the following:

In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.

The Staff takes the position that privately issued mortgage-related securities represent interests in an industry for purposes of a Fund’s investment limitation with respect to industry concentration.  Please revise the above-cited disclosure to conform it to the Staff’s position with respect to such securities.

Response:  The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic

U.S. Securities and Exchange Commission
August 4, 2015

characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”1  The commonly accepted understanding of “industry” is an aggregation of companies which produce similar products or services.  Mortgage-related securities, on the other hand, are a type of security.  The Trust is not aware of any widely recognized industry classification scheme that defines mortgage-related securities as part of any “industry.”

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

Please do not hesitate to contact me at the above number or, in my absence, J. Stephen Feinour, Jr. at (215) 564-8521, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Michael P. O’Hare
Michael P. O’Hare, Esquire

cc:           Lisa L.B. Matson, Esquire
J. Stephen Feinour, Jr., Esquire

1 Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (July 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (July 8, 2013).